Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in Millions)

	Fiscal Year Ended
	December 30, 2007	December 31, 2006	January 1, 2006	January 2, 2005	December 28, 2003
Determination of Earnings:
Earnings Before Provision for Taxes on Income	$13,283	$14,587	$13,116	$12,331	$9,771
Fixed Charges	397	158	137	272	300
Total Earnings as Defined	$13,680	14,745	$13,253	$12,603	$10,071
Fixed Charges and Other:
Rents	101	95	83	85	93
Interest Expense Before Capitalization of Interest	426	181	165	323	315
Total Fixed Charges	$527	$276	$248	$408	$408
Ratio of Earnings to Fixed Charges	25.96	53.42	53.44	30.89	24.68

_____________

(1)  The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges.  Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.